

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 29, 2009

Via U.S. Mail and Facsimile at 011-30-210-4291010

Ion G. Varouxakis
Chief Executive Officer
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
Piraeus, Greece

Re: FreeSeas Inc.
Form 20-F for the fiscal year ended December 31, 2008
Filed April 15, 2009
File No. 000-51672

Dear Mr. Varouxakis:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label “corresp” with a copy to the staff. Please respond within ten (10) business days.

Cover Page

1. Please disclose the name of each exchange on which securities registered pursuant to Section 12(b) of the Act are registered. Refer to Form 20-F.

H. Documents on Display, page 74

2. Please note that our address is 100 F Street N.E.

Item 19. Exhibits, page 78

3. The credit agreements listed as Exhibits 4.4, 4.16, 4.17 and 4.55 each refer to an appendix that does not appear to have been filed with the agreement. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile each of these credit agreements to include all attachments, schedules and exhibits with your next Exchange Act filing.

4. We were unable to locate the credit agreement listed as Exhibit 4.30. Please advise. Additionally, to the extent the credit agreement has not been filed with all attachments, schedules and exhibits included, please refile this credit agreement in full with your next Exchange Act filing.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact me at (202) 551-3574.

Regards,

Julie F. Bell
Attorney-Adviser